Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group builds on strength of North American banking business

•	Cam Fowler appointed President, North American Personal & Business Banking

TORONTO, Nov. 1, 2017 – Darryl White, Chief Executive Officer, BMO Financial Group, announced an expanded role for Cameron (Cam) Fowler where he will oversee Personal and Business Banking across North America. Mr. Fowler currently serves as BMO’s Group Head, Canadian Personal and Commercial Banking.

“We are focused on building an industry-leading experience for customers and this new role will allow us to accelerate our ability to deploy solutions across a larger base at a lower cost on both sides of the border,” said Mr. White.

Mr. Fowler will set the strategic direction for these customer segments and provide leadership across the entirety of BMO’s retail payments, digital acceleration, channel strategy and customer contact centres on an enterprise-wide basis, as well as the Commercial business in Canada. Additionally, Mr. Fowler will chair the bank’s Operating Committee. Mr. Fowler has been a key member of the bank’s Executive Committee, since 2010. He has directly contributed to the advancement of enterprise strategy.

Alex Dousmanis-Curtis, Group Head, U.S. Retail and Business Banking, BMO Harris Bank will carry on with her current mandate and report to Mr. Fowler.

David Casper, President and Chief Executive Officer, BMO Harris Bank N.A. and Group Head, Commercial Banking, will continue to lead and set the strategic direction for BMO’s North American Commercial Banking business, and represent BMO Harris Bank in the community, reporting to Mr. White.

“Cam is a forward-looking leader with global experience. He is passionate about delivering results, evolving the business and empowering our customers with technology. His command of the industry is outstanding,” said Mr. White. “We are continuously modernizing the banking experience – seamlessly blending our human and digital offerings to provide the intuitive experience that sits at the heart of our promise to customers. Cam, along with our U.S. and Canadian leadership teams, will work to ensure we are making the most of the business opportunities available to us in this growth market,” concluded Mr. White.

“I am excited at the opportunity to work closely with our exceptional team of employees on both sides of the Canada-U.S. border as we explore new ways to deliver a great customer experience across every channel and within every market we serve,” said Mr. Fowler. “There is incredible potential within the combined North American market and I look forward to working with Darryl, Alex and other members of our U.S. and Canadian leadership teams as we continue to grow these businesses. We have great capabilities in hand. We have invested and are well-positioned to drive performance, increase loyalty and accelerate growth. It is a great time to work for, and bank with, BMO,” concluded Mr. Fowler.

About BMO Financial Group

Established in 1817, and currently marking its 200th year of operations, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $709 billion as of July 31, 2017, and more than 45,000 employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

Media Contacts:

Paul Gammal, Toronto, Paul.Gammal@bmo.com, (416) 867-3996

Patrick O’Herlihy, Chicago, Patrick.OHerlihy@bmo.com, (312) 461-6970

Valerie Doucet, Montreal, Valerie.Doucet@bmo.com, (514) 877-8224

Web: www.bmo.com                     Twitter: @BMOmedia